SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29723; File No. 812-13143]

HighMark Funds and HighMark Capital Management, Inc.; Notice of Application

July 12, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of the Application: Applicants request an order that would permit them to enter into and

materially amend sub-advisory agreements without shareholder approval.

Applicants: HighMark Funds and HighMark Capital Management, Inc. ("HMCM").

Filing Dates: The application was filed on December 14, 2004, and amended on February 17,

2010, and January 14, 2011. Applicants have agreed to file an amendment during the notice

period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 5, 2011, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: HighMark Funds, 350 California Street, Suite 1600, San Francisco, California 94104; HMCM, 350 California Street, San Francisco, California 94104.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   HighMark Funds is a registered open-end management investment company organized as a Massachusetts business trust and currently offers 29 series (each, a "Fund"), each with its own investment objective, restrictions and policies.[1]

2.   HMCM, a California corporation with its principal office in San Francisco, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). HMCM is a subsidiary of Union Bank, N.A., which is a subsidiary of UnionBanCal Corporation, which is wholly owned by The Bank of Tokyo-Mitsubishi UFJ Ltd., which is a wholly-owned

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[1] Applicants request that any relief granted pursuant to the application apply also to any existing or future registered open-end management investment company or series thereof that (a) is advised by HMCM or any entity controlling, controlled by or under common control with HMCM or its successors (HMCM and each such entity an "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions in the application (any such registered open-end management investment company or series thereof, a "Multi-Manager Fund"). HighMark Funds is the only existing investment company that currently intends to rely on the requested order. All Multi-Manager Funds that currently intend to rely on the requested order are named in the Application. If the name of any Multi-Manager Fund contains the name of any Sub-Adviser (as defined below), the name of the Adviser that serves as the primary adviser to that Multi-Manager Fund will precede the name of the Sub-Adviser.

subsidiary of Mitsubishi UFJ Financial Group, Inc. HMCM serves as the investment adviser to the currently existing Funds pursuant to an investment advisory agreement with HighMark Funds (an "Advisory Agreement") approved by board of trustees of the HighMark Funds (the "Board"), including a majority of the trustees who are not "interested persons" of HighMark Funds as defined in section 2(a)(19) of the Act (the "Independent Trustees"), and by the shareholders of each Fund in accordance sections 15(a) and (c) of the Act and rule 18f-2 thereunder.[2]

      3.   Under the Advisory Agreement, the Adviser is responsible for providing a continuous investment program for each Multi-Manager Fund and determining what securities and other investments will be purchased, retained or sold by each Multi-Manager Fund, consistent with the Multi-Manager Fund's objectives, policies, and restrictions. As compensation for its investment management services, the Adviser receives the fee specified in the Advisory Agreement with respect to each Multi-Manager Fund based on the Multi-Manager Fund's average daily net assets. The Advisory Agreement permits the Adviser to retain one or more sub-advisers (each a "Sub-Adviser") pursuant to investment sub-advisory agreements at the Adviser's own expense, for the purpose of managing all or a portion of the assets of a Multi-Manager Fund. Each Sub-Adviser is, or will be, an investment adviser registered under the Advisers Act. Each Sub-Adviser is and will be responsible, subject to the general supervision of the Adviser and the Board, for supervising and administering the Multi-Manager Fund's investment program with respect to the portion of the Multi-Manager Fund's assets assigned to it. The Adviser will evaluate and recommend Sub-Advisers to the Board and will monitor and evaluate each Sub-Adviser's

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[2] The term "Advisory Agreement" also refers to any other agreement pursuant to which an Adviser serves as the investment adviser to a Multi-Manager Fund. The term "Board" includes the board of trustees or directors of any Multi-Manager Fund.

investment programs, performance and compliance. The Adviser will recommend to the Board whether sub-advisory agreements should be renewed, modified or terminated.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend sub-advisory agreements for Multi-Manager Funds without shareholder approval. The requested relief will not apply with respect to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Multi-Manager Fund or of the Adviser, other than by reason of serving as Sub-Adviser to one or more Multi-Manager Funds ("Affiliated Sub-Adviser").

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve the matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief satisfies this standard for the reasons below.

3.   Applicants state that the shareholders of a Multi-Manager Fund expect the

Adviser, under the overall supervision of the Board and the Independent Trustees, to take

responsibility for overseeing the Sub-Advisers and recommending their hiring, termination, and

replacement. Applicants assert that, from the perspective of the investor, the role of the

Sub-Advisers with respect to the Multi-Manager Funds is substantially equivalent to the role of

the individual portfolio managers employed by traditional investment company advisory firms.

In the absence of exemptive relief from Section 15(a) of the Act, when a new Sub-Adviser is

proposed for retention by a Multi-Manager Fund, shareholders would be required to approve the

sub-advisory agreement with that Sub-Adviser. Similarly, approval by the shareholders of the

affected Multi-Manager Fund would be required in order to amend an existing sub-advisory

agreement in any material respect or in order to continue to retain an existing Sub-Adviser whose

sub-advisory agreement is "assigned" as a result of a change of control. Applicants state that

obtaining shareholder approval is costly and slow, so the relief requested would benefit the

Multi-Manager Funds and their shareholders by reducing these expenses and enabling the Multi-

Manager Funds to operate more efficiently. Applicants also note that each Advisory Agreement

will remain fully subject to the requirements in sections 15(a) and 15(c) of the Act and rule 18f-2

under the Act, including the requirement for shareholder approval.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Before a Multi-Manager Fund may rely on the order requested in the application,

the operation of the Multi-Manager Fund in the manner described in the application will be

approved by a majority of the Multi-Manager Fund's outstanding voting securities, as defined in the Act, or, in the case of a Multi-Manager Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of the Multi-Manager Fund to the public.

2.   Each Multi-Manager Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. In addition, each Multi-Manager Fund will hold itself out to the public as employing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend their hiring, termination and replacement.

3.   Within 90 days of the hiring of any new Sub-Adviser, shareholders of the affected Multi-Manager Fund will be furnished all of the information about the new Sub-Adviser that would be included in a proxy statement. To meet this obligation the Multi-Manager Fund will, within 90 days of hiring a new Sub-Adviser, provide shareholders of the affected Multi-Manager Fund with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended.

4.   The Adviser will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Multi-Manager Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees.

6.   When a change of Sub-Adviser is proposed for a Multi-Manager Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Multi-Manager Fund and its shareholders and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Multi-Manager Fund, including overall supervisory responsibility for the general management and investment of the Multi-Manager Fund's assets, and, subject to review and approval by the Board, will: (i) set the Multi-Manager Fund's overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of the Multi-Manager Fund's assets; (iii) when appropriate, allocate and reallocate the Multi-Manager Fund's assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers' performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Multi-Manager Fund's investment objectives, policies and restrictions.

8.   No trustee or officer of a Multi-Manager Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary